Security Class Holder Account Number

Black or Blue pen preferred. Print in CAPITAL letters inside the boxes.

Proxy Form — Annual Meeting of Shareholders to be held on March 4, 2008

Notes to Proxy Form
1.	Every shareholder has the right to appoint a proxyholder, who need not be a shareholder, to attend, vote and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons designated in this form of proxy, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the shareholder is a corporation, the proxy should be signed by its duly authorized officer(s). Signatories on behalf of a corporation, trust, estate or under power of attorney or similar authority should specify the capacity in which they sign. Documentation may be required evidencing authority.

3.	This form of proxy revokes any proxy previously given with respect to the meeting.

4.	If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.

5.	The shares represented by a properly executed proxy will be voted for or against or withheld from voting as instructed by the shareholder. This form of proxy confers discretionary authority on the proxyholder to vote as they wish in respect of each matter set forth herein if no choice is specified and in respect of any amendments or other matters that may properly come before the meeting. Unless otherwise specified, the proxyholders designated by management in this form of proxy will vote FOR items 1 and 2 and AGAINST items 3 through 16.

6.	This form of proxy should be read with the accompanying Notice of Meeting and Management Proxy Circular.

METHOD OF VOTING

•	Complete, sign and date the reverse hereof.

•	Return this Proxy in the envelope provided or to

Computershare Trust Company of Canada 100 University Avenue, 9th floor Toronto, Ontario M5J 2Y1
•	Complete, sign and date the reverse hereof.

•	Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is NO CHARGE for this call.

•	Forward it by fax to 416-263-9524 for calls outside Canada and the U.S.

Proxies must be received by 5:00 p.m. Eastern Standard Time, March 3, 2008.

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This Proxy is solicited by and on behalf of Management of The Bank of Nova Scotia.

Appointment of Proxyholder

The undersigned holder of Common Shares of The Bank of Nova Scotia hereby appoints:
Arthur R. A. Scace, Chairman of the Board, or failing him, Richard E. Waugh, President and Chief Executive Officer, or failing them, Allan C. Shaw, Chairman of the Corporate Governance and Pension Committee

OR	Print the name of the person you are
appointing instead of the foregoing

as proxyholder of the undersigned, with the power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual Meeting of Shareholders of The Bank of Nova Scotia to be held on March 4, 2008 and any adjournment(s) thereof, as directed herein if a choice is specified by the undersigned or, if no choice is specified, as the proxyholder sees fit, and with authority to act in the proxyholder’s discretion in respect of such amendments or variations and other matters as may properly come before the meeting.

The Directors recommend shareholders vote FOR items 1 and 2 below:

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold		For	Withhold

Ronald A. Brenneman	☐	☐	The Hon. Michael J.L. Kirby	☐	☐	Alexis E. Rovzar de la Torre	☐	☐	Barbara S. Thomas	☐	☐

C.J. Chen	☐	☐	Laurent Lemaire	☐	☐	Arthur R.A. Scace	☐	☐	Richard E. Waugh	☐	☐

N. Ashleigh Everett	☐	☐	John T. Mayberry	☐	☐	Allan C. Shaw	☐	☐

John C. Kerr	☐	☐	Elizabeth Parr-Johnston	☐	☐	Paul D. Sobey	☐	☐

		For	Withhold

2.	Appointment of KPMG LLP as auditors	☐	☐

Shareholders’ Proposals (set out in Schedule A of the accompanying Management Proxy Circular)
The Directors recommend shareholders vote AGAINST the Shareholders’ Proposals below:

	For	Against		For	Against		For	Against

3. Shareholder Proposal 1	☐	☐	8. Shareholder Proposal 6	☐	☐	13. Shareholder Proposal 11	☐	☐

4. Shareholder Proposal 2	☐	☐	9. Shareholder Proposal 7	☐	☐	14. Shareholder Proposal 12	☐	☐

5. Shareholder Proposal 3	☐	☐	10. Shareholder Proposal 8	☐	☐	15. Shareholder Proposal 13	☐	☐

6. Shareholder Proposal 4	☐	☐	11. Shareholder Proposal 9	☐	☐	16. Shareholder Proposal 14	☐	☐

7. Shareholder Proposal 5	☐	☐	12. Shareholder Proposal 10	☐	☐

Shareholder Signature(s)  –  Sign Here  –  This section must be completed.

Signature(s)

Day Month Year

Quarterly Reports Request

Mark this box if you WANT to receive (or continue to receive) Quarterly Financial Statements and MD&A by mail. If you do not mark the box and return this form, Quarterly Reports will not be sent to you in 2008.	☐

Annual Report Waiver Mark this box if you do NOT want to receive the Annual Financial Statements and MD&A. If you do not mark this box, the Annual Report will continue to be sent to you.	☐

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